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                              July 24, 2023

       Matthew Brown
       Chief Financial Officer
       Altair Engineering Inc.
       1820 East Big Beaver Road
       Troy, MI 48083

                                                        Re: Altair Engineering
Inc.
                                                            Form 10-Q for the
Fiscal Quarter Ended March 31, 2023
                                                            Response dated July
11, 2023
                                                            File No. 001-38263

       Dear Matthew Brown:

              We have reviewed your July 11, 2023 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our July 11, 2023 letter.

       Response dated July 11, 2023

       General

   1. We note your response to prior comment 1, including your belief that the cybersecurity incident was not
material. In future filings, please ensure your risk factor on cybersecurity incidents clearly
states that the cybersecurity incidents that    may occur    on your systems
                                                        could disrupt Altair
materially in the future.
 Matthew Brown
FirstName  LastNameMatthew  Brown
Altair Engineering Inc.
Comapany
July       NameAltair Engineering Inc.
     24, 2023
July 24,
Page  2 2023 Page 2
FirstName LastName
       Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Mitchell Austin, Staff
Attorney, at (202) 551-3574 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Kate Basmagian, Esq.